SUB-ITEM 77D:  Policies with respect to security investment

Prior to January 1, 2012, Hussman Strategic International Fund (“HSIEX”) had an investment policy that required it to invest, under normal market conditions, at least 80% of its net assets in (i) equity securities of companies that derive a majority of their revenues or profits from, or have a majority of their assets in, a country or countries other than the U.S.; and (ii) shares of exchange traded funds and similar investment vehicles that invest primarily in the equity securities of such companies (“International Equity Securities”).  In order to enhance the ability of HSIEX to implement hedging strategies during market conditions that are viewed as unfavorable by the investment manager, and to allow HSIEX to maintain a sufficient portion of its assets in cash and money market securities as may be needed in connection with its hedging strategies, effective January 1, 2012 HSIEX is no longer subject to the foregoing investment policy.  However, HSIEX continues to invest principally in International Equity Securities.

In light of this change in investment policy, the name of HSIEX was changed, effective January 1, 2012, from “Hussman Strategic International Equity Fund” to “Hussman Strategic International Fund.”